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FORM 5                                                 OMB APPROVAL
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[X] Check this box if no longer            OMB Number                  3235-0362
    subject to Section 16. Form 4          Expires:           September 30, 1997
    or Form 5 obligations may continue.    Estimated average burden
    See Instruction 1(b).                   hours per response.............. 1.0
[ ] Form 3 Holdings Reported               -------------------------------------
[ ] Form 4 Transactions Reported

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940
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1.  Name and Address of Reporting Person

     Pocock         Terrence        H.
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    (Last)         (First)       (Middle)

    5210 E. Williams Circle, Ste. 200
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    (Street)

    Tucson        AZ              85711
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    (City         (State)         (Zip)
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2.  Issuer Name and Ticker or Trading Symbol

    Wavetech International, Inc. (ITEL)
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3.  I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


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4.  Statement for Month/Year

    August 1999
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5.  If Amendment, Date of Original
    (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

    [X] Director                          [ ] 10% Owner
    [ ] Officer (give title below)        [ ] Other (specify below)


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7.  Individual or Joint/Group Filing (Check Applicable Line)
    [X] Form filed by One Reporting Person
    [ ] Form filed by More than One Reporting Person
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                    TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security  2. Trans-  3. Trans-   4. Securities Acquired (A) or  5. Amount of       6. Owner-   7. Nature of
   (Instr. 3)            action     action      Disposed of (D)                Securities Ben-    ship        Indirect
                         Date       Code        (Instr. 3, 4 and 5)            eficially Owned    Form: Di-   Beneficial
                         (Month/    (Instr.8)                                  at end of          rect (D)    Ownership
                         Day/                   ----------------------------   Issuer's Fiscal    or Indi-    (Instr. 4)
                         Year)                             (A) or              Year               rect (I)
                                                Amount     (D)      Price      (Instr. 3 and 4)   (Instr. 4)
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* If the form is filed by more than one reporting person, see Instruction
4(b)(v).  Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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          Table II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                 (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative Security  2. Conver-  3. Trans-  4. Transac-  5. Number of Deriva-
   (Instr. 3)                       sion or     action     tion         tive Securities Ac-
                                    Exer-       Date       Code         quired (A) or Dis-
                                    cise        (Month/    (Instr.8)   posed of (D)
                                    Price of    Day/                    (Instr. 3,4, and 5)
                                    Deriva-     Year)
                                    tive Se-                            -------------------
                                    curity                                (A)         (D)
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Options                             $1.50       10/1/98      A          25,000
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Options                             $2.44      10/27/98      A           5,000
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Options                             $3.00       12/7/98      A           8,333
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6. Date Exercis-    7. Title and Amount of   8. Price     9. Number    10. Owner-    11. Nature
   able and Expi-      Underlying Securities    of           of De-        ship of       of Indi-
   ration Date         (Instr. 3 and 4)         De-          rivative      Deriva-       rect Ben-
   (Month/Day/                                  riva-        Securi-       tive Se-      efcial
    Year)                                       tive         ies Ben-      curity:       Owner-
------------------  -------------------------   Secu-        eficially     Direct        ship
 Date      Expira-                  Amount or   ity          Owned at      (D) or        (Instr.4)
 Exer-     tion                     Number of   (Instr. 5)   End of Year   Indirect
 cisable   Date        Title        Shares                   Year(Instr.4) (I)(Instr.4)
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10/1/98    10/1/2008   Common Stock  25,000      (1)          25,000         D
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10/27/99   10/27/2008  Common Stock   5,000      (2)           5,000         D
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12/7/99    12/7/2008   Common Stock   8,333      (3)           8,333         D
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Explanation of Responses:

(1) These options were granted to Mr. Pocock in the absence of Directors' and Officers' Insurance.

(2) These options were granted to Mr. Pocock as compensation for serving on the Board of Directors for fiscal year 1998.

(3) These options were granted to Mr. Pocock as compensation for serving on the Audit Committee and also on the Board of Directors for fiscal year 1999.


                            /s/ Terrence H. Pocock                 10/8/99
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                           **Signature of Reporting Person            Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.
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